UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
 Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha’solelim Street
Tel Aviv, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 19, 2019

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”).   The meeting will be held on June 19, 2019 at 5:00 P.M. (Israel time), at Check Point’s principal executive offices at 5 Ha’solelim Street, Tel Aviv, Israel 6789705.

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect six directors – the one-year terms of our six current directors who are not outside directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2019 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2018 consolidated financial statements;

(3)	as required by Israeli law, to approve the compensation for our Chief Executive Officer;

(4)	as required by Israeli law, to readopt our executive compensation policy; and

(5)	to amend our Employee Stock Purchase Plan.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Ha’solelim Street, Tel Aviv, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by June 19, 2019 at 6:59 A.M. Israel time, which is June 18, 2019 at 11:59 P.M. Eastern daylight time.  By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” or have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on May 10, 2019, or the “Record Date.”  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.  We are mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about May 10, 2019, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Quorum and Required Vote

On May 10, 2019, we had outstanding 152,239,508 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to Item 2 below.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 2 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of May 10, 2019 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 152,239,508 ordinary shares outstanding as of May 10, 2019.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	28,643,969	18.4%	3,680,000	$83.59 - $114.95	June 8, 2022 – June 19, 2025
Massachusetts Financial Services (5)	12,658,864	8.3%	-	-	-
All directors and officers as a group (13 persons including Mr. Shwed)(4)	36,484,419	23.2%	5,185,092	$49.50 - $114.95	June 24, 2020 – December 13, 2025
_______________________

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after May 10, 2019, and restricted share units that vest within 60 days after May 10, 2019.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of shares subject to options that were immediately exercisable or are exercisable within 60 days from May 10, 2019, and restricted share units that vest within 60 days after May 10, 2019.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Ha’solelim St., Tel Aviv, Israel.  Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares.

(5)
As of December 31, 2018, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 13, 2019. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

ITEM 1 - ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

You are being asked to reelect the following directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, Dr. Tal Shavit and Shai Weiss (who joined the Board in December 2018).

Under our Articles of Association, the maximum number of our directors is fixed at twelve.  We currently have ten directors.  Four of these directors, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, are our “outside directors” under Israel’s Companies Law.  The current term of office of Messrs. Chelouche and Gecht will expire in 2021, and the current term of office of Messrs. Federman and Rothrock will expire in 2020.

You are being asked at this time to reelect all of our current directors who are not outside directors.  If all nominees for election to our Board of Directors are elected, the foregoing six directors will continue to serve as directors following the meeting, in addition to the outside directors.

In accordance with Israel’s Companies Law, each of the nominees for election to our Board of Directors (as well as our four outside directors) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of the Board of Directors on which they serve.

Nominees for Director

The Nominating Committee of our Board of Directors, which consists of Irwin Federman, Ray Rothrock, Dr. Tal Shavit and Shai Weiss, recommended that the following six nominees be reelected to our Board of Directors at the meeting.  Our Board of Directors approved this recommendation.  Each director who is elected at the meeting will serve until next year’s annual general meeting of shareholders.

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our Board of Directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the Israel Prize for his contributions to the Israeli technology industry.

Marius Nacht, one of Check Point’s founders, has served as Chairman of our Board of Directors since September 2015 and as Vice Chairman of our Board of Directors from 2001 until September 2015. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. He also serves as a director in a number of private companies. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

Jerry Ungerman has served as Vice Chairman of our Board of Directors since 2005. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Dan Propper has served on our Board of Directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Vitania Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science, Tel Aviv University and Ben-Gurion University in Israel. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel. In 2018, Mr. Propper was appointed the Czech Republic Honorary Consul in Jerusalem. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

Dr.Tal Shavit has served on our Board of Directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of the company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Shai Weiss has served on our Board of Directors since December 2018. Mr. Weiss is the Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world.  Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 from Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand to Virgin Media.  Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley. He holds an M.B.A. degree from Columbia University and a BBA degree from City University of New York, Baruch College.

As noted above, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under Israel’s Companies Law.  The current terms of office of Messrs. Chelouche and Gecht expire in 2021, and the terms of office of Messrs. Federman and Rothrock expire in 2020, and they are not required to stand for reelection at this meeting.  Biographical information concerning all of our outside directors is set forth below.

Yoav Z. Chelouche has served on our Board of Directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. Mr. Chelouche is an independent board member of Tower Semiconductor Ltd. as of July 2016. He also serves as a director on the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Guy Gecht has served on our Board of Directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Irwin Federman has served on our Board of Directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman was a General Partner of U.S. Venture Partners, a venture capital firm, from 1990 to 2015. He is presently a senior advisor to that firm. Mr. Federman serves as chairman of Mellanox Technologies Ltd., and director in Intermolecular, Inc. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

Ray Rothrock has served on our Board of Directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman and Chief Executive Officer of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Gil Shwed to the Board of Directors of Check Point until the 2020 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Marius Nacht to the Board of Directors of Check Point until the 2020 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jerry Ungerman to the Board of Directors of Check Point until the 2020 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dan Propper to the Board of Directors of Check Point until the 2020 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dr. Tal Shavit to the Board of Directors of Check Point until the 2020 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Shai Weiss to the Board of Directors of Check Point until the 2020 annual general meeting of shareholders be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2018 CONSOLIDATED
FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2019.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2018 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2018, including our 2018 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2018, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2018 (in thousands):

	Year ended December 31, 2018
Audit fees (1)	$746	75%
Audit-related fees (2)	5	1%
Tax fees (3)	244	24%
All other fees	--	--
Total	$995	100%

_______________________
(1)   “Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)   “Audit-related fees” are fees for professional services related to information systems audits.

(3)  “Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

 We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for 2019 be, and it hereby is, ratified, and the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 3 – PROPOSAL TO APPROVE COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER

Background

Our shareholders are being asked to approve the grant of an option award to our Chief Executive Officer, Mr. Gil Shwed.

Since Mr. Shwed has requested to forego his salary and bonus for 2019, as he has done for several years, the proposed option award constitutes the sole annual compensation package for Mr. Shwed, except for an amount equal to the minimum wage (approximately $1,500 per month), which cannot be waived under Israeli law.

Gil Shwed is the founder, Chief Executive Officer and a director of the company since Check Point’s inception. His ongoing long-term active committed contribution to Check Point since inception has been key to Check Point’s sustained growth and long-term success.

Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as Check Point’s Stateful Inspection technology.

As further described in Item 1 of this Proxy Statement, in 2018, Mr. Shwed received the Israel Prize for his contributions to the Israeli technology industry, as well as numerous additional accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security.  He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our Chief Executive Officer and our directors, whether as directors, officers or consultants, requires the approval of the Compensation Committee, the Board of Directors and the shareholders.  This includes cash compensation as well as compensation in the form of equity awards.  Accordingly, the proposed option grant, which was approved and recommended by our Compensation Committee and Board of Directors, to Mr. Shwed, who is our Chief Executive Officer, director and founder, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders, we will NOT be authorized to grant the option award or pay any other compensation to our Chief Executive Officer for 2019.

Overall Executive Compensation Strategy

As stated in Check Point’s Executive Compensation Policy, which the shareholders are being asked to re-adopt at the meeting, our Compensation Committee believes that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate the Check Point employees.

In doing so and in line with the guidelines of Check Point’s Executive Compensation Policy (attached as Annex A to the Proxy Statement), the Compensation Committee promotes an executive compensation strategy that is intended to align between the need to incentivize executives to succeed in achieving their goals and the need to assure that the compensation structure meets Check Point’s interests and its overall financial and strategic objectives, while offering executives a compensation package that is competitive with other companies in our industry, and in particular in the IT, Internet security and data security industries.

In support of this goal, Check Point’s executive compensation practices are designed to meet the following objectives:

•	ensure that the interests of the executives are closely aligned with the interests of Check Point’s shareholders;

•	emphasize equity pay and long-term incentives so that executives have an interest in Check Point’s sustained growth and success;

•	motivate the executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Check Point’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

General Considerations in Setting Compensation

 In setting compensation of executives, the Compensation Committee considers, among other things, the following factors:

•	the executive’s position, responsibilities and prior compensation arrangements;

•	the professional experience and accomplishments of the executive;

•	data of peer companies, including companies in the industry and/or geographic market;

•	compensation for comparably situated executives; and

•	the executive’s expected contribution to Check Point’s future growth and profitability.

Annual Compensation Review of Executives

The personal compensation packages of our executives who report to the Chief Executive Officer are determined by the Compensation Committee and the Board of Directors based on a performance review process that is conducted on an annual basis by the Compensation Committee, together with the Chief Executive Officer, who provides an assessment of the personal performance of the executives.

The results of such review are used to determine the extent to which an executive has earned his or her variable compensation for the previous financial year, and serve as a key factor in considering potential future updates of an executive’s compensation package.

The compensation packages of our executives, other than our Chief Executive Officer, combine a base salary, a cash bonus, equity-based long-term incentives and other benefits.

In line with the guidelines of Check Point’s Executive Compensation Policy, our Compensation Committee also periodically reviews our compensation practices and policies, and considers modifications to our compensation programs to address changes in Check Point and in the industry.

Independent Compensation Advisor.  The Compensation Committee also directly engages the services of Mercer LLC, a leading global provider of consulting services relating to human capital and compensation.

Mercer reports directly to the Compensation Committee and no member of the Compensation Committee or any executive officer has any affiliation with Mercer.

Mercer provides input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of peer companies in the software services sector:

Adobe Inc.	Intuit Inc.	ServiceNow, Inc.
Autodesk Inc.	Nuance Communications, Inc.	SS&C Technologies Holdings, Inc.
CA, Inc.	Palo Alto Networks Inc.	Symantec Corp
Cadence Design Systems Inc.	PTC Inc. (fka Parametric Technology Corp)	Synopsys Inc.
Citrix Systems Inc.	Progress Software Corp	VMware, Inc.
FireEye, Inc.	Red Hat, Inc.	Workday, Inc.
Fortinet Inc.

The annual compensation earned during 2018 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 23, 2019, a copy of which is available on our website at www.checkpoint.com.

Chief Executive Officer Option Award

Mr. Shwed’s sole annual compensation in previous years has been an option award with an exercise price equal to 100% of the closing price of Check Point’s ordinary shares on the applicable date of grant, thereby emphasizing his committed interest to Check Point’s sustained growth and long-term success.  If Check Point’s share price does not increase over the share price on the date of grant, Mr. Shwed will not realize any gain or compensation.

Mr. Shwed has also requested this year to forego his entire salary and bonus for 2019, and following consideration of Mr. Shwed’s request, our Compensation Committee and Board of Directors have determined that Mr. Shwed will not receive a bonus for 2019 and will not receive any cash compensation for 2019 except for an amount equal to the minimum wage which cannot be waived under Israeli law.

Our Compensation Committee believes that accepting Mr. Shwed’s request is in the best interest of Check Point and its shareholders and will fully align his compensation with the interests of Check Point’s shareholders.

Accordingly, other than the mandatory minimum wage of approximately $1,500 per month, Mr. Shwed’s sole compensation for 2019 will be the option grant recommended below, if approved by the shareholders at the meeting.

Option Grant Proposal

Our Compensation Committee recommended the grant to Mr. Shwed of an option to purchase 1.3 million Check Point ordinary shares, with the following exercise price and vesting schedule:

•	Exercise Price. Equal to 100% of the closing price of Check Point’s ordinary shares on the NASDAQ Global Select Market on the date of the annual general meeting of shareholders.

•	Vesting Schedule. The option shall vest gradually over a four year period subject to Mr. Shwed’s continued employment with Check Point, based on the following schedule:

o
Option to purchase 260,000 ordinary shares (20% of the total grant) shall vest on each of the following dates: 6 months, 12 months, 24 months, 36 months and 48 months after the date of the annual general meeting of shareholders.

•	Term. The options shall terminate seven years after the date of grant if not exercised.

The proposed option grant covers the same number of ordinary shares (1.3 million), the same exercise price methodology calculation (100% of closing price on NASADQ on the date of grant), and the same vesting schedule as the options awarded to Mr. Shwed by Check Point in the prior three years (2016, 2017 and 2018), which were each approved and broadly supported by Check Point’s shareholders in each of the years.

In making its recommendation, the Compensation Committee considered several factors, including:

•	the ongoing long-term active committed contribution to Check Point’s sustained growth and long-term success;

•	Mr. Shwed’s professional experience and accomplishments;

•	Mr. Shwed’s unique expertise and knowledge of Check Point and our industry;

•	the responsibilities and duties performed by Mr. Shwed;

•	the estimation of Mr. Shwed’s expected contributions to the future growth and profitability of Check Point;

•	comparable industry data and data of peer companies in our industry;

•	the compensation of chief executive officers of peer companies, to the extent comparable in light of Mr. Shwed’s unique long-term role at Check Point;

•	Mr. Shwed’s election to forego his annual salary (except for the minimum wage which cannot be waived under Israeli law) and bonus;

•	Mr. Shwed’s historical option grants; and

•	certain other factors prescribed by Israel’s Companies Law and Check Point’s Executive Compensation Policy.

As described above, Mercer also provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of peer companies in the software services sector, as listed above.

In connection with their review, our Compensation Committee and Board of Directors further confirmed that it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) our outstanding ordinary shares and (ii) ordinary shares underlying outstanding equity awards.

Information on the annual compensation earned during 2018 by Mr. Shwed is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 23, 2019, a copy of which is available on our website at www.checkpoint.com.  The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after May 1, 2019, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

Our Board of Directors subsequently approved the recommendation to grant to Mr. Shwed an option to purchase 1.3 million ordinary shares, upon the terms recommended by the Compensation Committee and described above.  We are therefore proposing that you now approve the option grant to Mr. Shwed.

We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the 2019 Annual General Meeting of Shareholders and upon the terms recommended by Check Point’s Compensation Committee and approved by Check Point’s Board of Directors be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of an option to our Chief Executive Officer, who is also a director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of an option to our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the proposal to grant an option to our Chief Executive Officer, as described above.

Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

ITEM 4 – PROPOSAL TO READOPT THE COMPANY’S EXECUTIVE COMPENSATION POLICY

Pursuant to Israel’s Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Check Point, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by Israel’s Companies Law.  The adoption, amendment and restatement of the policy is to be recommended by the compensation committee and approved by the board of directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by Israel’s Companies Law.

In 2016, in accordance with such Israeli law requirements, our Compensation Committee reviewed and re-adopted a written compensation policy for our executives and directors, which addressed the items prescribed by Israel’s Companies Law, and our Board of Directors and shareholders subsequently re-adopted the policy.

In accordance with the Israeli law requirement that such policy must be reviewed and readopted within three years from the previous adoption date, our Compensation Committee reviewed and readopted the written compensation policy for our executives and directors, which is substantially similar to the existing policy, which was re-adopted in 2016.  A copy of the proposed Check Point Executive Compensation Policy is attached as Annex A to the proxy statement.  Our Board of Directors subsequently approved the policy and recommended that it be re-adopted by the shareholders.

We are proposing to adopt the following resolution:

RESOLVED, to readopt the Check Point Executive Compensation Policy in the form attached as Annex A hereto.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to readopt the Check Point Executive Compensation Policy.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the re-adoption of the Check Point Executive Compensation Policy, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the re-adoption of the Check Point Executive Compensation Policy.

ITEM 5 – PROPOSAL TO AMEND THE COMPANY’S EMPLOYEE STOCK PURCHASE PLAN

The Compensation Committee of our Board of Directors has reviewed Check Point’s Employee Stock Purchase Plan (as amended and restated in 2015), which we refer to as the ESPP, and recommended that the number of ordinary shares available for issuance under the ESPP increase and be set on the date of the annual general meeting of shareholders at 750,000 ordinary shares, which together with the ordinary shares available for issuance under our other equity compensation plans shall not exceed 10% of Check Point’s outstanding ordinary shares.   Except for such pool increase, the terms of the ESPP shall remain the same.

Our Board of Directors subsequently approved such recommendation of the Compensation Committee.

We are proposing to adopt the following resolution:

 RESOLVED, that the number of ordinary shares available for issuance under Check Point’s Employee Stock Purchase Plan increase and be set at 750,000 ordinary shares.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the amendment of Check Point’s Employee Stock Purchase Plan.

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the company’s proxy statement for our 2020 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Ha’solelim St., Tel Aviv, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2019 Annual General Meeting of Shareholders (i.e., no later than March 15, 2020; provided that if the date of the 2020 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2019 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2020 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2020 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2019 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2020 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2020 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers.  Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission, or the SEC.  Check Point’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors.

MARIUS NACHT
Chairman of the Board of Directors

Dated: May 16, 2019

Annex A

Check Point Software Technologies Ltd.
Executive Compensation Policy

Purpose

The purpose of the Check Point Software Technologies Ltd. (“Check Point”) Executive Compensation Policy (the “Policy”) is to describe Check Point’s overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel’s Companies Law, (the “Companies Law”) and reflects the specific compensation requirements and limitations as set forth in the Companies Law. This Policy applies to the compensation arrangements of all of Check Point’s directors and executive officers, including all office holders (as defined in the Companies Law) (collectively, the “Executives”).

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and Check Point’s shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.

Overall Strategy

Check Point believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Check Point’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry, and in particular in the IT, Internet security and data security industries.

In support of this goal, Check Point’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of Check Point’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Check Point’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Check Point’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market;

•	compensation for comparably situated executives;

•	the Executive’s expected contribution to Check Point’s future growth and profitability;

•
the relation between the average cost of compensation of the Executives and the average and median cost of compensation of Check Point’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

Executive Compensation Framework

Check Point provides fair and equitable compensation for its Executives by combining several compensation elements.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law.

Check Point pays Executives, other than non-employee directors, a compensation package that combines a base salary, a cash bonus, equity-based long-term incentives and other benefits.

Non-employee directors are paid an annual cash retainer for Board and committee participation together with equity-based incentives.  In addition, the non-executive Chairman of the Board and non-employee directors may be paid an annual cash retainer for serving as the Chairman of the Board and the chair of a Board committee, respectively.

Recoupment Policy

To reflect sound corporate governance, Check Point’s recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in Check Point’s financial statements in any fiscal year that were found to be inaccurate and were subsequently restated.

In such event, Check Point will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Variable Pay

All Executives other than directors will be incentivized through a program that sets performance targets based on their role and scope.  Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year.

The performance targets and the maximum variable components payable to each Executive (other than the Chief Executive Officer) shall be presented and recommended by Check Point’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.  The performance targets and the maximum variable components payable to the Chief Executive Officer shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Check Point’s shareholders.

All Executives are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Check Point’s success – thus linking the Executive’s long-term financial interests with the interests of Check Point’s shareholders.  The value of the variable compensation components shall equal at least thirty five percent of each Executive’s total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Check Point Executives shall not exceed one percent of Check Point’s market cap.

In determining performance targets for Executives and the cash bonus and equity-based long-term incentives payable to each Executive, consideration should be given to promote Check Point’s goals and to ensure that a significant portion of the variable components be determined based on measureable criteria.  A non-significant portion of the variable components may be based on non-measureable criteria taking into account the Executive’s contribution to Check Point.

Examples of performance targets that will be considered include:

•	financial results;

•	sales results;

•	efficiency metrics;

•	internal and external customer satisfaction;

•	shareholder value;

•	execution of projects; and

•	attainment to milestones.

Unless otherwise specified in the terms of the variable compensation of an Executive, the Board of Directors shall not have discretion to unilaterally reduce such Executive’s variable compensation.

Equity compensation may be granted in any form permitted under Check Point’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including stock options, restricted share units and restricted stock.  Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of between three to five years.  The value of the equity-based compensation shall be calculated on the grant date.  The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.

The Compensation Committee or the Chairman of the Board of Directors is entitled to recommend granting special incentives to the Chief Executive Officer, and the Chief Executive Officer is entitled to recommend granting special incentives to Executives (other than the Chief Executive Officer), subject, in each case, to the approval of the Compensation Committee and the Board of Directors and, if required by applicable law, the shareholders.

Separation Payments

As a matter of policy Check Point does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations.  Should the Company elect to make a separation payment to a departing Executive, such payment may not exceed an amount equal to 12 months’ pay of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years (if required by applicable law), to amend or restate the Policy.

Adopted: ________, 2019

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
JUNE 19, 2019

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
JUNE 19, 2019 at 6:59 A.M. Israel Time, which is JUNE 18, 2019 at 11:59 P.M. Eastern Daylight Savings Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided ↓

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 19, 2019

The undersigned shareholder of Check Point hereby appoints GIL SHWED, MARIUS NACHT and TAL PAYNE, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Ha'solelim Street, Tel Aviv, Israel, on Wednesday, June 19, 2019, at 5:00 P.M. (Israel Time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4 and 5.

Continued and to be signed on reverse side

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 959 SKYWAY ROAD, SUITE 300 SAN CARLOS, CA 94070
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

CHECK POINT SOFTWARE TECHNOLOGIES LTD. The Board of Directors recommends you vote FOR the following proposals:
1.	Election of directors
	NOMINEES:	For	Abstain
	1a. Gil Shwed	☐	☐
	1b. Marius Nacht	☐	☐			For	Against	Abstain
	1c. Jerry Ungerman	☐	☐	2.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2019.	☐	☐	☐
	1d. Dan Propper	☐	☐
	1e. Dr. Tal Shavit	☐	☐
	1f. Shai Weiss	☐	☐	3.	Approve compensation to Check Point's Chief Executive Officer.	☐	☐	☐

				4.	Readopt Check Point's executive compensation policy.	☐	☐	☐

				5.	To amend the Company's Employee Stock Purchase Plan.	☐	☐	☐

						Yes	No
For address changes and/or comments, please check this box and write them on the back where indicated.			☐	6a.	The undersigned is a controlling shareholder or has a personal interest in Item 3.	☐	☐
		Yes	No
Please indicate if you plan to attend this meeting.		☐	☐	6b.	The undersigned is a controlling shareholder or has a personal interest in Item 4.	☐	☐
NOTE: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

	Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.
Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel
Dated: May 16, 2019